Exhibit 99.B(h)(2)

SCHEDULE D
TO THE
ADMINISTRATION AND TRANSFER AGENCY AGREEMENT
BETWEEN
ADVISER MANAGED TRUST
AND
SEI INVESTMENTS GLOBAL FUNDS SERVICES
DATED AS OF DECEMBER 10, 2010
AS AMENDED JANUARY 1, 2017

Portfolios:

This Agreement shall apply with respect to all portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust (each, a “Fund” and collectively, the “Funds”):

Tactical Offensive Equity Fund
Tactical Offensive Fixed Income Fund

Fees:	Pursuant to Article 6, the Trust shall pay the Administrator the following fees, at the annual rate set forth below calculated based upon the average daily net assets of each Fund:

Tactical Offensive Equity Fund:

0.20% on the first $2.5 billion of Assets;

0.1650% on the next $500 million of Assets;

0.120% on Assets over $3 billion.

Tactical Offensive Fixed Income Fund:

0.20% on the first $1.5 billion of Assets;

0.1775% on the next $500 million of Assets;

0.1550% on the next $500 million of Assets;

0.1325% on the next $500 million of Assets;

0.110% on Assets over $3 billion.

Adviser Managed Trust		SEI Investments Global Funds Services

By:	/s/ Stephen G. MacRae	By:	/s/ Stephen G. Meyer
Name:	Stephen G. MacRae	Name:	Stephen G. Meyer
Position:	Vice President	Position:	CEO & President

[END OF SCHEDULE D]